Exhibit 1.01

Fastenal Company
Conflict Mineral Report
For the Year Ended December 31, 2021
This report for the year ended December 31, 2021 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality of production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). The covered countries for the purposes of the Rule and this report are the Democratic Republic of the Congo (the DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola (the Covered Countries).
1.    Company Overview and Covered Products
This report has been prepared by our management. The information includes the activities of all subsidiaries that are required to be consolidated.
Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of over 3,200 in-market locations. Most of our customers are in the manufacturing and non-residential construction markets. Our principal products include Fasteners, Tools, Cutting Tools, Hydraulics & Pneumatics, Material Handling, Janitorial Supplies, Electrical Supplies, Welding Supplies, and Safety Supplies. Each product line may contain multiple product categories.
In 2021, approximately 96% of our consolidated net sales were attributed to products manufactured by other companies to industry standards or to customer specific requirements. The remaining 4% related to products manufactured, modified, or repaired by our manufacturing businesses or our support services, consisting primarily of non-standard sizes of threaded fasteners and hardware made to customers' specifications, or standard sizes manufactured under our Holo-Krome®, Cardinal Fasteners®, and Spensall® product lines, all of which are hereinafter referred in this report as the covered products (the Covered Products). In addition to Fastenal manufactured items are the Fastenal Brands listed below that we may be deemed to contract to manufacture. Since we may be deemed to contract to manufacture some of the products consisting of Fastenal Brands, a portion of our products manufactured by others are also included as Covered Products.

Fastenal Brand	Product Type
Agent®	Safety Non-Personal Protective Equipment (PPE)
Aspect®	Office Supplies
Blackstone® (Including Premium)	Abrasives & Welding Supplies
Body Guard®	Safety PPE
Clean Choice®	Janitorial Supplies
DynaFlo®	Fluid, Power, and Lubrication Supplies
EquipRite®	Lifting and Rigging & Material Handling
Fastenal Performance Anchoring Systems®	Anchoring Fasteners
FMT®	Metalworking & Cutting Tools
FNL® & EcoGuard®	Fasteners
Northway®	Fleet & Automotive Supplies
Power Phase®	Electrical Supplies
ProFitter®	HVAC & Plumbing Supplies
Regiment®	Hardware Supplies
Rock River®	Construction Supplies
Stronghold®	Power Transmission Supplies
Talon®	Chemicals & Greases
Tritan®	Measuring Tools

Exhibit 1.01

2.    Reasonable Country of Origin Inquiry (RCOI) Survey
A targeted risk-based approach was utilized by Fastenal to ensure we included suppliers of products that were more likely to contain 3TG, either due to the nature of the component or the location of the supplier and its manufacturing facilities. We assessed our industry as well as other companies and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.
Fastenal continued outreach to suppliers of Covered Products in calendar year 2021 requesting high level information. Based on this outreach, we were able to rule out certain suppliers based on their representation to us that no 3TG exists in their supply chain. Those suppliers that responded with a status of "Unknown" or "Contains 3TG" went on to product level reviews.
Product level reviews are requested since 3TG may not be contained in every product purchased from an individual supplier or be contained in a Covered Product. By providing a list of products with each request, we were able to receive an indication if the Covered Products in question also contained 3TG. If we identified Covered Products containing 3TG, we requested that our suppliers complete a Conflict Mineral Report Template (CMRT), which helped us identify smelter information for our further review.
3.    Due Diligence
3.1    Framework Design
To determine the source and chain of custody of 3TG necessary to the functionality and/or production of our products, we conducted due diligence on our supply chain. Our due diligence measures were developed to ascertain whether the 3TG in our products originated in the Covered Countries. Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum, and tungsten. As detailed in the following sections, our due diligence process has been designed to comply with the following five steps of the OECD Guidance:
1.Establishment of strong company management systems;
2.Identification and assessment of risks in our supply chain;
3.Implementation of a strategy to respond to identified risks;
4.Audit of supply chain due diligence; and
5.Reporting on supply chain due diligence annually.
3.2    Due Diligence Performed
Due diligence measures performed to advance the efforts described above included:
a.Continued membership in the Responsible Minerals Initiative (RMI);
b.Compared smelters and refiners identified by suppliers to RMI lists of validated conflict free and verified facilities and the US Department of Commerce "Reporting Requirements Under Section 1502(d)(3)(C) of the Dodd-Frank Act World-Wide Conflict Mineral Processing Facilities", and conducted our own supplemental research on smelters and refiners;
c.Contacted smelters identified with an audit status of "outreach required", "communication suspended", "non-conformant", "RMI due diligence review", or "RMI due diligence vetting process" in addition to the suppliers correlated to those smelters, promoting certification with RMI;
d.Escalated communication with unresponsive suppliers to the stakeholder(s) in charge of the business relationship;
e.Validated questionable supplier responses by reviewing bill of material reports for existence of 3TG in the Covered Products;
f.Requested product level CMRTs when supplier responses indicated 3TG existed within the supplier's full product offering to ensure applicability to the Covered Products; and
g.Challenged and returned outdated supplier disclosures to obtain updated responses.
4.    Overview of Fastenal's Conflict Minerals Program
Supply Chain and Developing Strong Company Management System
Due to the breadth and volume of suppliers with which Fastenal conducts business, we are continuing outreach and finalizing review of responses from our suppliers. We rely on our direct suppliers to provide information regarding the origin of any 3TG conflict minerals contained in components and materials supplied to us, including sources of 3TG that are supplied to our direct suppliers from lower tier suppliers. Our Conflict Minerals Policy, Contract terms, and Supplier Code of Conduct have been

Exhibit 1.01

made available to all suppliers. Internal systems have been created and improved upon to allow for product level reporting capabilities to better manage due diligence on the Covered Products.
Fastenal has established a management system for conflict minerals. Our management team includes the Executive Vice President and Chief Financial Officer, Vice President - General Counsel, and Vice President of Procurement & Supply Chain. The President and Chief Executive Officer and other executive-level representatives provide direct oversight of the management team. Also, subject matter experts from relevant functions such as Supply Chain Compliance, Engineering, Quality Control, Manufacturing, Procurement, and Product Development have assisted and supported the management team with implementing processes and procedures to reach the objectives of our program. The Director of Supply Chain Compliance acts as the conflict minerals program manager. Continued involvement with industry groups keeps us informed of changes and solutions surrounding supply chain transparency within the industry.
Identify and Assess Risk in Supply Chain
As noted previously in this report, Fastenal has developed a management team to address this issue and develop a conflict minerals program to manage and monitor this topic. Updates and assessments are provided regularly to Fastenal's executive level management. To reduce the risk of lack of participation by our suppliers, we provide training and respond to their inquiries concerning the Rule in order to assist suppliers in their review. As certain suppliers may be unfamiliar with the Rule or may not be subject to the Rule, educating and encouraging cooperation with our suppliers will assist in reducing the risk of inadequate participation. Fastenal monitors risks throughout our supply chain, including sourcing from countries beyond the Covered Countries and its management team conducts due diligence on international sourcing matters in light of recently imposed sanctions.
Design and Implement Strategy to Respond to Risks
Basic risks include incomplete information or a lack of response from a supplier. The other primary risk is a supplier's inability or unwillingness to comply with the requirement to verify or pursue compliance with the Rule. The group responsible for reviewing risk areas will carry out corrective action as deemed necessary as we work toward a conflict-free supply chain.
Audit of Supply Chain Due Diligence
In April 2014, the Securities and Exchange Commission provided written guidance that explained that only companies who elect to claim their products are "Conflict Free" are subject to an independent private sector audit. Fastenal is not making such claim. Consequently, this report presented herein was not audited.
Reporting on Efforts
In accordance with the OECD Guidance and the Rule, this report is available on our investor website at
https://investor.fastenal.com/.
5.    Results of Due Diligence
5.1    Survey Responses
Identifying the Covered Products that contain 3TG has been a key part of reviews to date. Suppliers included in the review process either manufacture Fastenal Brand "private label" products or are tied to Fastenal's manufacturing supply chain and had purchase activity in 2021. Unresponsive and pending reviews will continue throughout 2022. Many suppliers continue to provide only company level information. We compared the information provided by our suppliers to the RMI list of smelters and refiners. While the sourcing status for some of these smelters and refiners remains unknown, the sourcing status for some of these smelters and refiners was available from information that we received as a RMI member. Although some of the smelters and refiners identified by our suppliers do source from a Covered Country, those smelters and refiners for which RMI had sourcing information identified as sourcing from a Covered Country were conformant with the Responsible Minerals Assurance Process (RMAP) assessment protocols as of May 18, 2022 based on an audit by the RMI. Nine smelters identified by our suppliers were found to have an "active" status meaning these were not yet conformant with RMAP protocols, one smelter was found to have a "communication suspended - not interested" status, three smelters were identified with an "in communication" status, six smelters were found to be "non conformant", and ten smelters were found to have an "outreach required" status with the RMAP assessment protocols as of May 18, 2022 based on an audit by the RMI. With respect to these smelters and refiners, we were unable to determine if the smelters and refiners identified by our suppliers sourced from a Covered Country. Further, we have no way of knowing whether these smelters actually processed our Covered Products since many suppliers continue to provide us with company level information and not product level information. We will continue working with these suppliers to obtain product level data specific to the Covered Products and encourage suppliers to source from RMAP conformant smelters and refiners.

Exhibit 1.01

5.2    Product Determination
In light of the developing information from suppliers detailed above, we are unable to determine whether any of our Covered Products originated in Covered Countries. Programs will need to mature more to comfortably provide this information.
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